MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

September 16, 2014

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on January 29, 2014 regarding the registration statement of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”) on Form N-1A (the “Registration Statement”), which included five initial series – PowerShares Diversified Commodity Strategy Portfolio, PowerShares Base Metals Strategy Portfolio, PowerShares Energy Strategy Portfolio, PowerShares Agriculture Strategy Portfolio and PowerShares Precious Metals Strategy Portfolio (each, a “Fund”) – and which was amended by pre-effective amendment no. 1 to the Registration Statement on May 20, 2014 solely to register a sixth Fund, PowerShares Balanced Commodity Strategy Portfolio (together with the previous five series, the “Funds”).

Management of the Funds has determined to delay the registration of four of the Funds, and as such, this letter accompanies post-effective amendment no. 2 to the Trust’s Registration Statement on Form N-1A, which is being filed to seek effectiveness for two of the six Funds: the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio (formerly known as the PowerShares Diversified Commodity Strategy Portfolio) and PowerShares Bloomberg Commodity Strategy Portfolio (formerly known as the PowerShares Balanced Commodity Strategy Portfolio). We also note that, except for aspects of the investment strategy and risk disclosure, the disclosure for each Fund is substantially similar. Accordingly, although our responses to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) may reference only the headings, page numbers and disclosure of the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio’s prospectus or statement of additional information (“SAI”), our responses are applicable to each Fund. Moreover, where we indicate that we have amended disclosure to the Registration Statement, we have revised the disclosure for each Fund, as applicable.

For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the registration statement is included in a response, we have marked the new disclosure in bold to show changes from the initial Registration Statement on Form N-1A, filed on December 30, 2013.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

Pursuant to your request, we included missing data from the December 30th filing in our response below. In addition, all remaining outstanding information from that December 30th filing will be incorporated into the next pre-effective amendment.

General Comments

1.	Comment:	Except for aspects of the investment strategy and risk disclosure, the prospectuses and statements of additional information are virtually identical among the Funds. Accordingly, although our comments may reference only the disclosure of the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio’s prospectus and SAI, you should consider our comments to be applicable to similar disclosure of other Funds’ registration statement.

	Response:	We acknowledge the applicability of the comments to each of the six Funds’ registration statements and, unless otherwise applicable to a specific Fund, our revisions and our responses below apply to all Funds equally. We note, however, that management is seeking effectiveness at this time for just two Funds, the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio and PowerShares Bloomberg Commodity Strategy Portfolio, and that our responses and revisions pertain to those two Funds at this time. We confirm that, should management determine to register the remaining four Funds, it will file another amendment to the Trust’s registration statement to reflect changes made in response to Staff comments provided on this filing.

2.	Comment:	Please include the term “Commodity” in the titles of the PowerShares Base Metals Strategy Portfolio, PowerShares Energy Strategy Portfolio, PowerShares Agriculture Strategy Portfolio and PowerShares Precious Metals Strategy Portfolio. Otherwise, please disclose that investments of each of those Funds will be in compliance with the 80% test of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

	Response:	We have revised the names of each of those Funds. They are now named PowerShares Base Metals Commodity Strategy Portfolio, PowerShares Energy Commodity Strategy Portfolio, PowerShares Agriculture Commodity Strategy Portfolio and PowerShares Precious Metals Commodity Strategy Portfolio. These changes will be reflected for these four Funds in a subsequent amendment to the Trust’s registration statement at such time as management seeks effectiveness for those Funds.

3.	Comment:	We note that substantial portions of the disclosure in the registration statement are incomplete or apparently tentative.

	Response:	In the pre-effective amendment filed with this correspondence, the Fund’s registration statement has been revised to include most of the outstanding information. Additionally, much of the tentative, bracketed information has been confirmed or revised, as necessary, and such brackets have been deleted. To the extent that items remain bracketed or incomplete, they will be confirmed or included in a subsequent filing to amend the Fund’s registration statement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

4.	Comment:	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement.

	Response:	Invesco PowerShares Capital Management LLC (the “Adviser”), the Fund’s proposed investment adviser, has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement. We note that the Commission previously issued an order granting certain exemptive relief under the 1940 Act[1] to the PowerShares Actively Managed Exchange-Traded Fund Trust (the “Active Trust”), the Adviser and the Trust’s distributor (collectively, the “Applicants”). See Investment Company Act Release No. 28171 (February 27, 2008) (File No. 812-13386) (the “Exemptive Order”). Among other things, the Exemptive Order permitted the Applicants to create and operate series of the Active Trust that utilize active management investment strategies.

Under its terms, the Exemptive Order applied to any other open-end management company other than the Active Trust that may utilize active management investment strategies, so long as such company (a) is advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) complied with the terms and conditions of the Exemptive Order. Since the Trust complies with both of these conditions, it will rely upon the previously granted Exemptive Order to operate actively managed investment portfolios.

Prospectus

Principal Investment Strategies, Page 4

5.	Comment:	The second paragraph of the “Principal Investment Strategies” section states that “the Fund’s investments in derivatives will primarily include futures contracts on physical commodities, including those in the [ ] (the “Benchmark”)…”.

(a) Please clarify this statement.

(b) What percentage of the Fund’s assets will be invested directly or indirectly in futures contracts?

(c) What percentage of the Fund’s assets will be invested directly or indirectly in other commodity-based derivatives?

	Response:	(a) We have clarified the disclosure to state that the Fund, under normal circumstances, will invest its assets (either directly or through a wholly-owned subsidiary (the “CFC” or the “Subsidiary”)) in a combination of three different components: (i) exchange-traded futures contracts on underlying physical commodities; (ii) exchange-traded products (i.e., commodity pools, ETFs and ETNs) that provide economic exposure to commodities; and (iii) cash and cash-like instruments that provide liquidity, serve as margin or collateralize the Subsidiary’s investments in those futures contracts. In addition, we have included the name of the commodity index that will serve as the Benchmark

[1]	Such relief provided an exemption from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

The disclosure also clarifies that the Fund will seek exposure to commodity-linked futures contracts indirectly (by investing in its Subsidiary) but that the Fund will not invest directly in commodities or in the futures contracts. The disclosure also has been revised to clarify that futures contracts are the sole derivative in which either the Fund or the Subsidiary will invest.

(b) The disclosure has been revised to include the percentage limits of each component of the Fund’s portfolio, as applicable or required, in conformity with the Fund’s investment restrictions or federal securities or tax laws. Specifically, it states that the Fund may invest: (i) up to 25% of its total assets in the Subsidiary, measured as of each quarter-end of the Fund’s fiscal year, as permitted by Rev. Code Sec. 851(b)(3)(B)(i); (ii) up to 25% of its total assets in a commodity pool, as permitted by Rev. Code Sec. 851(b)(3)(B)(iii); and (iii) in other registered investment companies, but only to the extent permitted by the 1940 Act and any exemptive relief therefrom. As stated in the registration statement, the Fund has no specified limit on the amount of its assets that it may invest in collateral securities. In addition, we have described that the Subsidiary may invest without limitation in such futures contracts.

(c) As noted above, the Subsidiary will invest solely in commodity-linked futures contracts and will not invest in other derivatives, such as options or swaps. The Fund will not invest directly in commodities or commodity-linked futures contracts, and the 25% of its total assets in the Subsidiary represent the entire limit of its indirect investments in such derivatives. However, the Fund may invest directly in commodity pools that provide exposure to the underlying commodities, with a limit of up to 25% of its assets in any one pool.

Based on the above changes, the disclosure in the “Summary Information—Principal Investment Strategies” section now reads as follows:

“Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in financial instruments that provide economic exposure to a diverse group of the world’s most heavily traded commodities. Commodities are investable assets with tangible, physical properties, such as, oil, agricultural produce or raw metals. Commodity-linked futures contracts are agreements between two parties where one party agrees to buy, and the counterparty to sell, a set amount of a physical commodity at a pre-determined future date and price. The value of commodity-linked futures contracts is based upon the price movements of their underlying commodities.

The Fund does not invest in commodities or in commodity-linked futures contracts. Instead, under normal circumstances, the Fund invests, either directly or through a wholly-owned subsidiary (the “Subsidiary”), in a combination of: (i) futures contracts on commodities; (ii) exchange-traded products (i.e., other ETFs, exchange-traded notes (“ETNs”) and commodity pools) that provide economic exposure to the commodities markets; and (iii) cash, cash-like instruments or high quality collateral securities that provide liquidity, serve as margin or collateralize the Subsidiary’s investments.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

The Subsidiary invests in commodity-linked futures contracts that are components of the DBIQ Optimum Yield Diversified Commodity Index Excess Return (the “Benchmark”), an index composed of futures contracts on 14 heavily traded commodities across the energy, precious metals, industrial metals and agriculture sectors. However, the Fund is not an “index tracking” ETF; rather, it seeks to exceed the performance of the Benchmark. Although the Subsidiary generally holds the components of the Benchmark, the Subsidiary may not invest in all of the Benchmark’s components, or in the same proportion, and it may invest in futures contracts outside the Benchmark. Invesco PowerShares Capital Management LLC, the Fund’s investment adviser (the “Adviser”), employs a rules-based investment approach when selecting futures contracts for the Subsidiary so that the weight of the futures contracts in the Subsidiary’s portfolio reflects the Adviser’s view of the economic significance and market liquidity of the corresponding, underlying commodities.

The Subsidiary is a limited partnership operating under Cayman Islands law. It is wholly-owned and controlled by the Fund and is advised by the Adviser. The Fund’s investment in the Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity-linked futures contracts returns within the limits of the federal tax laws, which limit the ability of investment companies like the Fund to invest directly in such instruments. The Subsidiary has the same investment objective as the Fund and will follow the same general investment policies and restrictions, except that unlike the Fund, it may invest without limit in futures contracts. Except as noted, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of its Subsidiary.

The Fund also may gain exposure to the commodities markets by investing up to 25% of its total assets directly in the PowerShares DB Commodity Index Tracking Fund (the “Commodity Pool”), a commodity pool that seeks to track the performance of the Benchmark.

The Fund also may invest directly in ETFs (to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and certain exemptive relief therefrom) and ETNs that provide exposure to commodities.

The Fund (and the Subsidiary, as applicable) will invest its remaining assets in high quality collateral securities, such as U.S. Treasuries, money market funds, cash and cash-like equivalents (e.g., high quality commercial paper and similar instruments that are rated investment grade or, if unrated, of comparable quality, as the Adviser determines) that provide liquidity, serve as margin or collateralize the Subsidiary’s investments in commodity-linked futures contracts.”

6.	Comment:	The second paragraph of the “Principal Investment Strategies” section states: “Although the Fund generally holds the same futures contracts that are included in the Benchmark, the Fund is not obligated to invest in such instruments or to track the performance of the Benchmark or of any index.”

(a) To what extent is it intended that the Fund’s investments will track the Benchmark either directly or indirectly by means of the CFC or a commodity pool? Under what circumstances and for what reasons will the Fund’s investments diverge from the Benchmark?

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

Response:	The Subsidiary generally intends to invest in most, if not all, components of the Benchmark. However, the Subsidiary will not track the Benchmark directly, as the Subsidiary will weight those investments in differing proportions than their weightings within the Benchmark. The Subsidiary also will invest in commodity-linked futures contracts that are not included in the Benchmark when the Adviser, in the its sole discretion, believes that investments in such futures contracts would provide better economic exposure, would help the Fund’s portfolio more accurately portray the economic significance of the underlying commodities, or would obtain the greatest roll yield for the Fund.

Following the same investment approach, the Fund, after investing the maximum 25% of its assets in the Subsidiary, will invest its assets in other instruments – such as ETFs, ETNs or commodity pools – as a way to obtain further exposure to the underlying commodities that he Adviser believes will provide the greatest returns to the Fund, even if such futures contracts are not the same type, or in the same weight, as the components of the Benchmark.

We have included additional disclosure discussing the Adviser’s strategy in selecting specific investments for the Fund and the Subsidiary. The relevant portions of the Fund’s principal investment strategies are noted in bold below:

“The Subsidiary invests in commodity-linked futures contracts that comprise the Benchmark, an index based on 14 heavily traded commodities across the energy, precious metals, industrial metals and agriculture sectors: aluminum, Brent crude oil, copper, corn, gold, heating oil, light crude oil, natural gas, “RBOB” gasoline, silver, soybeans, sugar, wheat and zinc. However, the Fund is not an “index tracking” ETF; rather, it attempts to exceed the performance of the Benchmark. Therefore, although the Subsidiary generally holds components of the Benchmark, the Subsidiary is not obligated to invest in all of these components or to invest in the same weightings as the Benchmark. The Adviser employs a rules-based investment approach when selecting futures contracts for the Subsidiary so that the weight of each commodity-linked futures contract in the Subsidiary’s portfolio reflects the Adviser’s view of the economic significance of the corresponding, underlying commodity. …

“…Whether an investor realizes roll costs or roll yields depends upon the price differences between near-term and long-term contracts. Rather than roll the futures contracts on a predefined schedule, the Subsidiary will roll to another futures contract (which the Adviser selects from a universe of futures contracts with expiration dates as far away as 13 months from the time of purchase) that the Adviser believes will generate the greatest roll yield. However, there can be no guarantee that such a strategy will produce the desired results.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

Finally, because the Fund is actively managed, it may take temporary defensive measures (thus diverging from its investment objective) during times of extreme market volatility. We have included disclosure of this defensive tactic under the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies”:

“During times of adverse market, economic, political or other conditions, the Fund may depart temporarily from its principal investment strategies (such as by maintaining a significant uninvested cash position) for defensive purposes. Doing so could help the Fund avoid losses, but may mean lost investment opportunities. During these periods, the Fund may not achieve its investment objective.”

7.	Comment:	The second paragraph of the “Principal Investment Strategies” section implies that the Fund will make substantial investments directly in “futures contracts on physical commodities” and “swaps that provide exposure to those commodity sectors.” The Fund’s ability to invest directly in commodity-based derivatives will be severely constrained by its intention to elect tax treatment as a regulated investment company (“RIC”) under Subchapter M of the Code. Please describe specifically the strategy that the Fund intends to use for investing in futures contracts on physical commodities.

	Response:	The Fund will not invest directly in futures contracts on physical commodities because of the restrictions presented by the Code. Instead, the Fund will invest indirectly in such instruments through investments in the owned Subsidiary, which in turn will invest directly in the futures contracts in a manner designed to comply with the Code. Pursuant to the Staff’s request, we have revised the disclosure in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” to describe specifically this strategy and to clarify that only the Subsidiary – and not the Fund – will invest directly in futures contracts. The relevant language is set forth below:

“The Fund is an actively managed ETF that seeks to achieve its investment objective by investing in financial instruments that provide economic exposure to a diverse group of the world’s most heavily traded commodities. The Fund will not invest directly in commodities. Instead, under normal circumstances, the Fund invests, either directly or through the Subsidiary, in a combination of: (i) futures contracts on commodities; (ii) exchange-traded products (i.e., ETFs, ETNs and commodity pools) that provide economic exposure to the commodities markets; and (iii) cash, cash-like instruments or high quality collateral securities that provide liquidity, serve as margin or collateralize the Subsidiary’s investments in futures contracts.”

Additionally, as stated in our response to comment no.5, above, we note that the Subsidiary will invest solely in commodity-linked futures contracts and will not invest in other derivatives, such as options or swaps. Accordingly, we have deleted all disclosure in the registration statement that references other derivatives. Based on the above changes, the disclosure in the “Summary Information—Principal Investment Strategies” section now reads as set forth in response to comment no. 5.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

8.	Comment:	The third paragraph of the “Principal Investment Strategies” section states that the Fund “may invest in a commodity pool that invests in futures contracts on the Benchmark.”

(a) Please disclose the constraints upon, and the consequences of, such an investment by the Fund. If the commodity pool is taxed as a partnership, the resulting flow-through tax treatment will cause the Fund’s investments to be limited by the interpretation of Section 852(b)(2) of the Code in Rev. Rul. 2006-1.

(b) It should also be disclosed that, regardless of the commodity pool’s tax treatment, the Fund’s investment returns will be reduced by the commodity pool’s duplicative fund fees and expenses.

	Response:	(a) Each commodity pool is organized as a limited partnership under Delaware law. For federal tax purposes, such commodity pools are considered “qualified publicly traded partnerships” (“QPTPs”), the net income of which is considered “qualifying income” under Section 851(b)(2) of the Code. However, the Fund is limited by Section 851 of the Code to investing no more than 25% of its total assets in any commodity pool. We have added disclosure discussing that limitation section “Summary Information—Principal Investment Strategies,” as set forth in our response to comment No. 5.

(b) We have revised the disclosure pursuant to the Staff’s comment, and the risk of duplicative expenses is disclosed in the section “Summary Information—Principal Risks of Investing in the Funds—Pooled Investment Vehicle Risk,” which reads as follows:

“Pooled Investment Vehicle Risk. The Fund faces the risk that a pooled investment vehicle will not achieve its investment objective. The Fund also is subject to the risks of the underlying assets in which the pooled vehicles invest. As a shareholder in such a vehicle, the Fund will incur duplicative expenses, bearing its share of that vehicle’s expenses while also paying its own advisory and administrative fees. In addition, the Fund will incur brokerage costs when purchasing and selling shares of pooled investment vehicles.”

9.	Comment:	The fourth paragraph of the “Principal Investment Strategies” section states that “the Fund also seeks to gain exposure to the commodities markets, in whole or in part, through investments in a Subsidiary organized in the Cayman Islands.” The prospectus does not describe with sufficient specificity and clarity the role of the CFC in the Fund’s investment strategy. Please describe specifically the mechanics of the Fund’s investment strategy, including how much of the Fund’s investing in commodities and commodity-linked derivatives will be done through the CFC and the extent to which those investments will be leveraged.

	Response:	We have revised the disclosure to specify that the Fund will not invest directly in commodities or commodity-linked futures contracts. We also have described that the Fund will obtain exposure to the futures contracts by investing in the Subsidiary, which in turn will invest in those futures contracts. Additionally, we have noted that only the Subsidiary may invest in those futures contracts, and we have enhanced the disclosure to clarify that (a) the Fund will invest up to 25% of its total assets (measured as of each quarter-end of the Fund’s fiscal year) in its Subsidiary, and (b) that the Subsidiary may invest without limit in such futures contracts.

We have included additional disclosure in the prospectus and the SAI about the Fund’s (and the Subsidiary’s) investments in cash and high quality collateral securities to provide sufficient asset coverage to cover the Subsidiary’s investments in the commodity-linked futures contracts.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

Moreover, we have added disclosure explaining that the Fund may invest in ETFs, ETNs and commodity pools to achieve additional exposure to commodities. We have included the limitations for each of the Fund’s strategies as set forth in comment no. 5, above.

Additionally, the Fund does not seek to obtain a multiple return on the Benchmark, and therefore it will not be leveraged. The Fund has included the following disclosure under the subsection “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Futures Contract Risk” discussing the fact that the Fund intends to avoid being leveraged:

“The Fund also must segregate liquid assets or take other appropriate measures to “cover” open positions in futures contracts. As the Fund will be invested primarily in cash-settled futures contracts, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the futures contract, if any, rather than their full notional value. By setting aside assets equal only to its net obligations, the Fund could use derivatives to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts. Such extended use could create an effect on the Fund similar to leverage. However, the Fund does not intend to seek returns that are multiples of any benchmark so as to avoid this leverage-like effect.”

10.	Comment:	Please inform us whether the Subsidiary relies on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

	Response:	The Subsidiary is an offshore entity registered under the laws of the Cayman Islands. It is not registered under the 1940 Act, nor does it propose to rely on an exception from the definition of an investment company set forth under the 1940 Act. The CFC is not offering its securities in the United States, and is not subject to registration under the 1940 Act pursuant to Section 7(d) of that act.

11.	Comment:	In the fourth paragraph of the section “Summary Information—Principal Investment Strategies” states that “the Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity-linked futures contracts returns within the limits of the federal tax requirements applicable to investment companies, such as the Fund.” An implication of this statement is that the CFC will invest only in “commodities-linked futures contracts.” Nevertheless, the second paragraph of the subsection indicates that the Fund may also invest in swaps.

	Response:	We confirm that the Fund (either directly or indirectly through the CFC) will not invest in swaps. We also confirm that the only derivatives in which the CFC will invest are exchange-listed, commodity-linked futures contracts. As noted in our response to comment no. 7, we confirm that all references to swaps have been removed from the registration statement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

12.	Comment:	Please address, where appropriate, the following issues that would be raised by the Fund’s Subsidiary:

a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

b. Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c. Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

d. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

e. Confirm that the financial statements of the CFC will be consolidated with those of the Fund.

f. Confirm in your response letter that: (1) the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff; and (4) the CFC’s board of directors will sign the Fund’s registration statement.

	Response:	(a) For purposes of monitoring compliance with the 1940 Act (including Sections 8 and 18) and the Fund’s investment restrictions, the Fund will consider the assets of the CFC to be assets of the Fund and that the Fund and the CFC will meet the requirements of the 1940 Act on a consolidated basis concerning capital structure and leveraging.

(b) The Fund confirms that the Adviser to the Fund also will serve as the investment adviser to the CFC. The Adviser and the CFC will enter into an investment advisory agreement setting forth the services to be performed by the Adviser, the fees to be paid for such services and related matters.

Because the CFC is not registered as an investment company under the 1940 Act, the agreement is not subject to the requirements of Section 15 of the 1940 Act; however, the services performed by the Adviser nevertheless will be subject to review by the Board of Trustees of the Fund, including the “independent” Trustees, in connection with the Board’s annual review of the Fund’s investment advisory contract with the Adviser. Thus, the Fund respectfully submits that this disclosure is neither necessary nor appropriate in the context of the Funds, and respectfully declines to provide this disclosure. We note supplementally that this position is consistent with past Staff positions related to the use of CFCs by registered investment companies. See, e.g., South Asia Portfolio, Commission No-Action Letter (March 12, 1997).

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

In addition, the Fund does not consider the agreement with the CFC to be a material agreement of the Fund (which is not a party to the agreement) such that it need be filed as an exhibit to the Fund’s registration statement. We note that the adviser to the Subsidiary is the same entity that serves as the adviser to the Fund, and the agreement relating to those services already will be on file as an exhibit to the Trust’s registration statement.

(c) For purposes of monitoring compliance with the 1940 Act (including Section 17) and the Fund’s investment restrictions, the Fund will consider the assets of the CFC to be assets of the Fund. The CFC will have the same custodian as the Fund, Bank of New York Mellon. The Fund undertakes that it will not use the Subsidiary to evade the provisions of the 1940 Act.

(d) The CFC generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the CFC may invest without limitation in commodity-linked futures contracts. The Fund thus confirms that the CFC’s principal investment strategies and principal risks substantially will be the same as those of the Fund and that the principal investment strategies and principal risk disclosures in the Fund’s prospectuses reflect the aggregate operations of the Fund and the CFC, as applicable.

(e) The Fund intends to utilize the CFC in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, the CFC’s financial statements will be consolidated with and into the Fund’s financial statements, which will be audited by a registered public accounting firm and filed with the Commission in accordance with federal securities laws.

(f)(1) The CFC’s expenses will be included within the line item “Other Expenses” in the Fund’s prospectus fee table. The CFC’s financial statements will be consolidated with the Fund’s financial statements. Therefore, the expense information included in the Fund’s fee table will reflect the Fund’s and the CFC’s expenses in the aggregate.

(f)(2) Although not required by applicable law, the CFC will designate a domestic agent for service of process.

(f)(3) We hereby confirm that the CFC and its board of directors will consent to inspection of its books and records.

(f)(4) The Fund confirms that, in the future, the Fund will seek to have the directors of the CFC sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

However, the Fund respectfully declines to have the directors of the CFC sign the Fund’s registration statement at this time. There is no existing requirement for the CFC’s board of directors to execute the Fund’s post effective amendments. The CFC is not offering any securities in the United States, nor is it a co-issuer of the Fund’s securities. Rather, the CFC is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling, which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked futures contracts.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

The Subsidiary is not a “co-issuer” of its parent Fund’s securities (as contemplated by Rule 140 of the Securities Act of 1933, as amended (“1933 Act”)). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140.

In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement. The CFC’s structure is different from the traditional master-feeder structure in that the Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy, and the “chief part” of a Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the CFC can be deemed a “co-issuer” and is not required to sign the registration statement.

Although the CFC is not required to sign the registration statement, the Fund nevertheless believes that the Staff will be able to adequately supervise and assert jurisdiction over the activities of the CFC if necessary for the protection of Fund investors. First, the CFC will not to engage in any activity that would cause the Fund to violate the 1940 Act. Second, although the CFC is organized in the Cayman Islands, all of its activities will take place in the United States. Also, the Subsidiary’s books and records are maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Finally, custody of the Subsidiary’s assets is maintained in the United States with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

Principal Risks of Investing in the Fund, page 4

13.	Comment:	The disclosure in the paragraph “Pooled Investment Vehicle Risk” indicates that the Fund “may invest in securities of other pooled investment vehicles, including commodity pools.” Subsequent disclosure, on the same page, indicates that the Fund may also invest in money market funds. Please explain to us why there is no AFFE entry in the Fund’s fee tables.

	Response:	The Fund will disclose the other expenses for the Fund (which will be estimated for the current fiscal year) in the line item for “Other Expenses” set forth in the fee table in the Fund’s summary prospectus. We confirm that, should the estimated fees and expenses that the Fund will incur indirectly as a result of any investment in shares of another registered investment company be greater than one basis point of the average net assets of the Fund, the fee table in the prospectus will include a specific line item to set forth the total acquired fund fees and expenses of the Fund, as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

14.	Comment:	Under the subsection “Collateral Securities Risk,” please add disclosure that debt securities rated below investment grade are commonly referred to as “junk.” Please also disclose if there is a limit on the percentage of each Fund’s assets that may be invested in junk debt securities, as well as the lowest-rated securities in which each Fund may invest.

	Response:	The Funds will not invest in debt securities that are below investment grade. Therefore, we respectfully decline to include disclosure discussing the term “junk.” The lowest grade securities in which the Fund will invest will be in Prime-1 or A-1+ or A-1 (or, if unrated, of comparable quality). This information has been included in the subsection “Summary Information—Investment Strategies,” the relevant portion of which now reads as follows:

“The Fund (and the Subsidiary, as applicable) will invest its remaining assets in high quality collateral securities, such as U.S. government securities, money market instruments, cash and cash equivalents (e.g., corporate commercial paper rated investment grade or, if unrated, of comparable quality, as the Adviser determines), that provide liquidity, serve as margin or collateralize the Subsidiary’s investments in commodity-linked futures contracts.”

Additionally, we have included this information in the subsection “Additional Information About the Fund’s Strategies and Risks—Investment Strategies,” within the statutory portion of the Fund’s prospectus, the relevant portion of which now reads as follows:

“The Fund (and the Subsidiary, as applicable) will invest its remaining assets in high-quality collateral securities that provide liquidity, serve as margin or collateralize the Subsidiary’s investments in commodity-linked futures contracts. Such collateral securities include: (i) short-term obligations issued by the U.S. Government ; (ii) short-term negotiable obligations of commercial banks, fixed-time deposits and bankers’ acceptances of U.S. banks and similar institutions ; (iii) commercial paper rated at the date of purchase “Prime-1” by Moody’s Investors Service, Inc. or “A-1+” or “A-1” by Standard & Poor’s or, if unrated, of comparable quality, as the Adviser determines; and (iv) money market mutual funds, including affiliated money market mutual funds. The Fund will not invest in collateral securities that are below investment grade.”

15.	Comment:	Please revise the paragraph “Cash Transaction Risk” to state that “an investment in shares will be less tax efficient.” Please also disclose that, because the Funds will conduct only cash creation unit transactions, there will be a substantial difference in the after-tax rate of return between the Funds and normal ETFs.

	Response:	We have revised the disclosure according to the Staff’s comment. It now reads as follows:

“Unlike most ETFs, the Fund currently intends to allow creations and redemptions to settle principally for cash, rather than principally in-kind because of the nature of the Fund’s investments. As such, an investment in Shares will be less tax efficient than investments in shares of conventional ETFs, and there may be a substantial difference in the after-tax rate of return between the Fund and conventional ETFs.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

16.	Comment:	The paragraph “Tax Risk” states: “The Fund intends to invest indirectly in these commodity-linked derivative instruments through the Subsidiary, the income from which is considered qualifying income under federal tax laws.” This statement is not correct. The fact that the Code specifically treats distributed Subpart F income as qualifying creates a negative inference with respect to the undistributed Subpart F income. Therefore, there is a substantial risk that, to the extent that it is not actually distributed by the end of the tax year, the Subpart F income reported by the Funds would be treated by the IRS as non-qualifying income. Please revise the risk disclosure to disclose the tax risks created by the Funds’ investment in a Cayman Island Subsidiary under Subchapter M and Subpart F of the Code.

	Response:	We have revised the disclosure pursuant to the Staff’s request. The section “Summary Information—Principal Risks of Investing in the Fund—Tax Risk” has been revised to clarify the intention behind the use of a CFC – to provide exposure to commodities in a manner consistent with the “qualifying income” requirement applicable to RICs – and a summary discussion of the IRS’s examination of the use of CFCs during its self-imposed moratorium. The disclosure from the Fund’s summary prospectus is set forth below:

“Tax Risk. For the Fund to qualify as a regulated investment company (“RIC”), it must meet certain requirements concerning the source of its income. The Fund’s investment in the Subsidiary is intended to provide exposure to commodities in a manner consistent with the “qualifying income” requirement applicable to RICs. The Internal Revenue Service (“IRS”) has ceased issuing private revenue rulings regarding whether the use of subsidiaries by investment companies to invest in commodity-linked instruments constitutes qualifying income. If the IRS determines that this source of income is not “qualifying income,” the Fund may cease to qualify as a RIC. Failure to qualify as a RIC could subject the Fund to adverse tax consequences, including a federal income tax on its net income at regular corporate rates, as well as a tax to shareholders on such income when distributed as an ordinary dividend.”

We also have revised the disclosure in the section “Additional Information about the Fund’s Strategies and Risk—Principal Risks of Investing in the Fund—Tax Risk” within the statutory section of the prospectus to provide even further disclosure about the tax risks inherent in using a CFC, including detailed background about the previous issuance of PLRs and their suspension, the receipt of a tax opinion from counsel and the risks if the IRS were to provide guidance contrary to its past rulings. That expanded disclosure is set forth below:

“Tax Risk

For the Fund to qualify as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain requirements regarding the source of its income and the diversification of its assets, among other requirements. One requirement is that the Fund must derive at least 90% of its gross income for each taxable year from sources considered to be “qualifying

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

income” under the Code. However, the income derived from exchange-listed futures contracts on commodities is not considered qualifying income under the Code. Nevertheless, in recent years the IRS has issued private letter ruling (“PLRs”) to other funds stating its view that “qualifying income” does include income derived from a wholly-owned foreign subsidiary (such as the Subsidiary) that is invested in commodity-linked instruments. Therefore, the Fund will invest in the Subsidiary, which is intended to provide the Fund with exposure to commodities in a manner consistent with the “qualifying income” requirement of the Code applicable to RICs. Although these PLRs were issued to third parties that are unaffilitated with the Fund, and the Fund may not rely on these PLRs as precedent, the Fund has received an opinion of counsel (which is not binding on the IRS or the courts) based, in part, on these PLRs, which states that income that the Fund receives from the Subsidiary should constitute qualifying income.

“However, in 2011, in response to requests from the U.S. Senate to investigate the receipt of PLRs and the use of subsidiaries to invest in commodity-linked futures, the IRS suspended the issuance of PLRs. If the IRS were to change its previous positions and declare that the Fund’s income from the Subsidiary was not considered “qualifying income” under the Code, then the Fund – despite the prior issuance of PLRs and the opinion of counsel – might be unable to qualify as a RIC for one or more years.

“If the Fund failed to qualify as a RIC for any taxable year (but was eligible to and did cure the failure) it would incur potentially significant additional federal income tax expense. If, on the other hand, the Fund failed to so qualify for any taxable year, and was ineligible to or otherwise did not cure the failure, such a result cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns. For example, the Fund would be subject to income tax on its taxable income at corporate rates, with the consequence that its income available for distribution to shareholders would be reduced. In addition, such taxable income also would be subject to tax at the shareholder level as dividend income when such income is distributed to shareholders. If the Fund attempted to requality for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. In such event, the Fund’s Board of Trustees may determine to reorganize or close the Fund or materially change the Fund’s investment objective and strategies. Finally, in addition to the IRS’s current moratorium on the issuance of PLRs, it is possible that future legislation, Treasury Regulations, and/or further guidance issued by the IRS may affect the character, timing, and/or amount of the Fund’s taxable income or capital gains and distributions it makes, which in turn may adversely affect the Fund.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

17.	Comment:	Please disclose whether the Funds have, or intend to obtain, an opinion of counsel covering the tax risks of investing directly and indirectly, by means of the CFC and the commodity pools, in commodity-based derivatives.

	Response:	The Fund will obtain an opinion of counsel stating that income received by the Fund from the Subsidiary’s investments in commodity-linked futures contracts will constitute “qualifying income” under the Code when distributed and should constitute “qualifying income” under the Code when undistributed . We have added disclosure discussing this fact as part of each subsection titled “—Tax Risk” in the summary portion and statutory portion of the Fund’s prospectus. That language is set forth in our response to comment no. 16, above.

18.	Comment:	It also should be mentioned in the paragraph, “Commodity Pool Risk” on page 8, that, as a result of the repeal of CFTC Rule 4.13(a)(4), the CFC will be a separate commodity pool (and any CTA sub-advising it must be registered as a CPO).

	Response:	We note that, as disclosed in the Fund’s principal investment strategies, the Adviser will serve as investment adviser for both the Fund and the Subsidiary. We also note that the Adviser is registered as a CPO and that, prior to the offering of shares of the Fund, it also will be registered as a CTA. As such, we have revised the disclosure under the subsection “Summary Information—Principal Risks of Investing in the Fund—Commodity Pool Risk” to reflect these facts as well as to address the Staff’s comments. The disclosure now reads as follows:

“Commodity Pool Risk. Under amended regulations promulgated by the CFTC, the Subsidiary (and by extension, the Fund) will be considered commodity pools, and therefore each is subject to regulation under the Commodity Exchange Act and CFTC rules. The Adviser is registered as a commodity pool operator (“CPO”) and as a commodity trading advisor (“CTA”), and will manage both the Fund and the Subsidiary in accordance with CFTC rules, as well as the rules that apply to registered investment companies. Registration as a CPO or CTA imposes additional compliance obligations, which could increase costs and may affect the operations and financial performance of the Fund. Additionally, the Subsidiary’s positions in futures contracts may have to be liquidated at disadvantageous times or prices to prevent the Fund from exceeding any applicable position limits established by the CFTC. Such actions may subject the Fund to substantial losses.”

19.	Comment:	In the subsection “Subsidiary Investment Risk,” please delete the following sentence: “However, because the Fund wholly owns and controls the Subsidiary…it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or the Fund’s shareholders.” This statement does not describe an investment risk.

	Response:	We have deleted the sentence pursuant to the Staff’s request.

Tax Information, page 9

20.	Comment:	Please add a sentence stating that, if the shares are held in a qualified plan or tax deferred account, taxation will be deferred until amounts are withdrawn from the plan.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

	Response:	We have revised the disclosure pursuant to the Staff’s request. That language now reads as follows:

The Fund’s distributions will be taxable to you, generally as ordinary income or long-term capital gain, unless you are invested through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account; in such cases, taxation will be deferred until assets are withdrawn from the plan. A sale of Shares may result in capital gain or loss.

Industry Risks, page 11

21.	Comment:	It appears that the strategies of at least four of the Funds will create investment concentration as defined in Instruction 4 to Item 9(b)(1) of Form N-1A. Please revise the subsections on industry risk, on page 11 of each prospectus, to disclose the Fund’s policy to concentrate investments or explain to us why each Fund’s investments will not be concentrated.

	Response:	For the two Funds discussed in this letter, each seeks to invest in a diverse, broad representation of the commodities markets. As such, we have included an industry concentration risk as a non-principal risk. Such disclosure now appears under the heading “Additional Risks of Investing in the Fund—Commodity Concentration Risk” and reads as follows:

“Commodity Concentration Risk

Because the Fund invests in futures contracts that are linked to commodities from different sectors, including energy, agriculture and metal, the Fund is subject to the risks inherent in those economic sectors. Such risks may include, but are not limited to: general economic conditions or cyclical market patterns that could negatively affect supply and demand in a particular industry; competition for resources; adverse labor relations; political or world events; increased regulatory burdens; natural disasters, climate change or other weather-related disruptions; obsolescence of technologies; and increased competition or new product introductions. To the extent the Fund focuses its investments in a particular sector of the commodities market, the risks associated with that particular commodity or sector will be greater.”

Liquidity Risk, page 12

22.	Comment:	Under the subsection “Liquidity Risk,” given that the Funs will invest in over-the-counter derivatives through a Subsidiary, please confirm that a determination that a particular security is illiquid will be made under guidelines and standards established by the Board consistent with Investment Company Act Release No. 14983 (March 12, 1986) and Merrill Lynch Money Markets Inc., (January 14, 1994).

	Response:	We note that the Fund will not invest in over-the-counter derivatives and instead only will invest (through a CFC) in futures contracts that are exchange-listed. We also note that disclosure about settlement of the futures contracts have been revised throughout the registration statement, where applicable, to confirm that these investments will be exclusively exchange-listed. However, we also note that illiquid securities will be determined using standards established by the Board and consistent with the guidance referenced above.

Tax-Advantaged Structure of ETFs, page 16

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

23.	Comment:	Under the section “Tax-Advantaged Structure of ETFs,” please delete the term “Advantaged” from the title of the section, as the fact that the creation unit transactions will be cash-settled means that the Funds will be less tax-advantaged than ETFs whose creation unit transactions are predominately done in-kind. Please also revise the last sentence of the section to state that “an investment in Shares will be less tax efficient than investments in shares of conventional ETFs.”

	Response:	We have revised the disclosure pursuant to the Staff’s request.

Frequent Purchases and Redemptions of Fund Shares, page 18

24.	Comment:	Under the section “Frequent Purchases and Redemptions of Fund Shares,” in light of the fact that the Funds will only issue creation units in exchange for cash, please delete the phrase that “[i]n-kind purchases and redemptions of Creation Units by APs” from the third sentence of the section.

	Response:	We have deleted that phrase pursuant to the Staff’s request.

Net Asset Value, page 21

25.	Comment:	Under the section titled “Net Asset Value,” the disclosure states: “Where market quotations are not readily available… the Adviser will value the security at fair value in good faith using procedures approved by the Board.” Rule 38a-1 under the 1940 Act makes clear that the Board of Trustees must not only approve the Funds’ valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means. Please disclose that the Board, or a committee of the Board by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

	Response:	We hereby confirm that the Board of Trustees of the Trust has approved valuation policies and procedures, including fair valuation procedures, for the Trust and has delegated to the Adviser the responsibility for implementing these procedures. We also confirm that the Board will use appropriate means to regularly review and evaluate these valuation policies and procedures.

However, we note that there is no requirement for a fund to disclose the Board’s monitoring and review of the valuation procedures. Investment Company Act Release No. 26299 (which sets forth the Commission’s views related to the inclusion of a trust’s policies and procedures to fair value securities within the scope of Rule 38a-1 under the 1940 Act) does not require a fund to affirmatively disclose the fact that a board periodically reviews the reliability of those procedures in a fund’s registration statement. In addition, we note that the line-item requirements of Form N-1A require disclosure of valuation methods, but do not require the type of disclosure suggested by the Staff’s

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

comment. Moreover, Investment Company Act Release No. 26418, which sets forth certain disclosure requirements in fund registration statements regarding a fund’s use of fair value pricing, also does not require disclosure as to a board’s monitoring of fair value procedures. We do not believe that this information is required to be provided pursuant to either Rule 408 under the 1933 Act or Rule 8b-20 under the 1940 Act in that the requested information is not necessary to make the required statements, in light of the circumstances under which they are made, not misleading. In light of the forgoing, we respectfully decline to include the disclosure requested by the Staff in the Trust’s Registration Statement.

Statement of Additional Information

Investment Restrictions, Page 3

26.	Comment:	Please clarify restriction (2)(i) to show that the Fund’s borrowings in excess of 5% of total assets for temporary purposes and that all of their borrowings that are not “temporary” will be from banks and be subject to the 300% asset coverage requirement of Section 18(f)(1) described in the paragraph following the restrictions. This same clarification should be made in the “borrowings” paragraph, on page 11, of the SAI.

	Response:	Under the terms of fundamental restriction (2), the Fund may borrow from a bank up to 10% of its total assets. As such, fundamental restriction (2) provides the Fund with the flexibility to engage in borrowings pursuant to either Section 18(g) (up to a maximum of 5% of the value of the total assets of the Fund) or Section 18(f)(1), or in combination. The Fund is aware of the percentage borrowing limitations imposed by both Section 18(f)(1) and Section 18(g), and will limit its borrowing activities, if any, accordingly.

Moreover, the restriction’s disclosure of transactions “permitted under the 1940 Act” makes clear that the Fund will not engage in borrowings that are prohibited as senior securities under Section 18.

Because the disclosure under the section “Borrowings” on page 11 refers to all “lawful” borrowings as described in the Fund’s “Investment Restriction” section, we respectfully decline to further revise that section as it is tied to the disclosure in the relevant investment restriction.

27.	Comment:	We find confusing the reference, in restriction (2)(ii), to “other investments” and “other transactions permissible under the 1940 Act that may be deemed to involve a borrowing, to the extent permitted under the 1940 Act.” Such investments and transactions would appear to include senior securities under Section 18(g). As open-end funds, the Funds are not “permitted under the 1940 Act” to issue senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Please clarify the meaning of this restriction.

	Response:	The restriction’s exception is meant to include the relevant regulations, releases and Staff guidance applicable to the issuance of senior securities. The Funds believe that fundamental investment restriction (2) as currently written presently encompasses the additions suggested by the Staff. In particular, we note operating pursuant to the exemptive rules, regulations and orders of the Commission are necessarily subsumed by the phrase “as permitted by the 1940 Act,” and we note that the Funds similarly view the interpretive and no-action positions provided by the Staff as similarly addressing conduct that is “permitted under the 1940 Act.” As a consequence, the Funds believe that restriction (2) as written is sufficiently broad.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

28.	Comment:	With respect to restriction (4), please disclose, where appropriate, the conditions that must be met whenever the Fund’s portfolio securities are loaned. It should be mentioned that the collateral that a Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. Please also describe the duties and responsibilities of the Board in the lending of the Fund’s securities. Please also confirm to us that the Funds will receive all of the income on the collateral invested by the Fund.

	Response:	We hereby confirm that the Funds currently do not intend to lend securities. Should the Funds engage in such transactions at a later date, we confirm that we will supplement or amend the registration statement to disclose the conditions that must be met to engage in this type of transaction, as well as the other disclosures requested by the Staff.

We have considered the Staff’s remaining suggested revision to disclose that the collateral that a Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. The Funds respectfully decline to make the suggested change. The Funds believe that fundamental investment restriction (4), as currently written with a reference to “total assets,” encompasses the Staff’s previous position (as set forth in The Brinson Funds Commission No-Action Letter (Nov. 25, 1997)) as to what comprises the total assets of a fund for securities lending purposes. In addition, the Funds wish to avoid a possibility that a change in Staff policy in the future could necessitate holding a shareholder vote pursuant to Section 13(a) of the 1940 Act. For the forging reasons, the Funds respectfully decline to make this suggested change.

29.	Comment:	Restriction (7) appears to be too narrow to accommodate the commodity-based derivative strategies of the Funds. As open-end funds, the Funds are not permitted under the 1940 Act to issue senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Nevertheless, with respect to the Funds’ investments in various derivatives that may constitute senior securities, the issue of compliance with Section 18(f)(1) will not be raised with the Commission by the Division of Investment Management where the Funds maintain either the asset coverage required by Section 18(f)(1) and (h) or the appropriate asset segregation. Was the restriction’s exception intended to reference the relevant regulations, releases, and Staff guidance applicable to the issuance of senior securities by investment companies?

	Response:	The restriction’s exception is meant to include the relevant regulations, releases and Staff guidance applicable to the issuance of senior securities. The Funds believe that fundamental investment restriction (7) as currently written presently encompasses the additions suggested by the Staff. Please also see our response to comment no. 27, above.

30.	Comment:	We find the reference to restrictions (2), (4)(ii) and (iii), and (7) confusing. First, with respect to restrictions (4)(ii) and (iii), we agree that, as a result of being analogized to bank borrowings by the Staff, the total of a Fund’s repurchase agreements and loans of portfolio securities are limited to 1/3 of the Fund’s total assets. Nevertheless, repurchase agreements and loans of portfolio securities are obviously not borrowings. Please clarify this point by also mentioning the Funds’ loans in the second sentence. Second, an implication of the reference to restriction (7) in the second sentence is that, in the case of

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

senior securities that are borrowings or their economic equivalents, the Funds may use 300% statutory coverage, rather than asset segregation as permitted by Investment Company Act Release No. 10666, as modified. If so, please revise the disclosure throughout the registration statement to indicate that the Funds intend to use 300% asset coverage, as well as asset segregation, to cover their derivatives investments.

	Response:	We have revised the disclosure pursuant to the Staff’s request. It now reads as follows:

“Except for restrictions (2), (4)(ii) and (iii), and (7), if the Fund adheres to a percentage restriction at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of its portfolio, will not constitute a violation of that restriction. With respect to restrictions (2), (4)(ii) and (iii), and (7), in the event that the Fund’s borrowings, repurchase agreements and loans of portfolio securities at any time exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings or loans) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings, repurchase agreements and loans of portfolio securities to an extent that such borrowings, repurchase agreements and loans of portfolio securities will not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings or loans).”

The Funds intend to use asset segregation as permitted by Investment Company Act Release No. 10666, as modified. Therefore, the Funds respectfully decline to revise the disclosure regarding coverage of the Fund’s investments in futures contracts.

Futures, page 5

31.	Comment:	Please confirm that the term “cash-settle” means that the respective obligations of a Fund and the counterparty under a futures contract will be netted against each other on a daily basis and that the terms of the futures contract will specifically prohibit physical settlement. In the same paragraph, please explain the purpose of the statement that “the Fund intends to segregate assets equal to the full notional value of its futures contracts in order to avoid this leverage-like effect.” Please also explain why this statement is in brackets.

	Response:	We confirm that a futures contract that is “cash-settled” means that the respective obligations of a Fund and the counterparty under that futures contract will be netted against each other on a daily basis and that the terms of the futures contract will specifically prohibit physical settlement. The statement regarding segregation of assets equal to the full notional value of a futures contract is intended to show that a greater portion of the Fund’s assets will be segregated to cover open positions in futures contracts than would be the case if the Fund set aside assets under a marked-to-market obligation. With a greater percentage of its assets set aside for coverage of open positions, the Fund has less available assets to invest further in additional derivatives, thus lessening the change that the Fund would have leverage or seek returns that are multiples of a benchmark. Finally, the brackets have been removed from this disclosure.

Risk of Swap Agreements, page 8

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

September 16, 2014

32.	Comment:	The disclosure states: “The Fund will earmark or segregate assets in the form of cash and cash equivalents in an amount equal to the aggregate market value of the swaps of which it is the seller, marked-to-market on a daily basis.” Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

	Response:	We acknowledge that existing guidance regarding derivatives and leverage, including guidance related to coverage requirements, may be amended by the Staff, and that such changes could impact the manner in which the Fund operates. We also note that the Fund currently does not intend to invest in swaps or other derivatives beyond commodity-linked futures contracts. However, should the Fund intend to do so, we confirm that it will include disclosure to the effect that existing Staff guidance on such matters is subject to change and could impact the Fund’s use of such instruments.

Management, page 12

33.	Comment:	Please add the phrase “during the past five years” to the column heading, “Other Directorships held by Independent Trustee,” to reflect the requirement of Item 17(b)(3)(ii) of Form N-1A.

	Response:	We have revised the column pursuant to the Staff’s request.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

September 16, 2014

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary